Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

January 25, 2006

Strongest Canadian dollar in 14 years hinders Q4 results

Catalyst Paper recorded a net loss of $8.0 million in the fourth quarter. The adverse impact of the Canadian dollar which reached a 14 year high versus the US dollar during the quarter was offset by continued performance gains.

During the quarter, the company successfully completed its 2005 performance improvement program, exceeding its $80-million target by five per cent to capture $84 million.

“In Canadian-dollar terms we made good, steady progress in managing costs and improving our performance,” said Catalyst president and chief executive officer Russell J. Horner. “We are making the most of competitive advantages like affordable electricity and fibre, low exposure to fossil fuels and our proximity to the western US market. Yet with most of our sales in US dollars, the exchange rate makes it tough to gain ground.”

The fourth-quarter net loss of $8.0 million ($0.04 per common share) on sales of $471.9 million compared with net earnings of $34.2 million ($0.16 per common share) on sales of $450.3 million in the previous quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $48.3 million in the fourth quarter, up slightly from $47.9 million in the third quarter.

The company posted an after-tax foreign exchange loss of $2.2 million ($0.01 per common share) in the fourth quarter from the translation of US-dollar-denominated debt, with operating earnings of $2.3 million. This compares to a third quarter after-tax foreign exchange gain of $31.9 million ($0.15 per common share) and operating earnings of $2.8 million.

Markets for the company’s specialty paper products were generally stable during the fourth quarter. Coated paper prices were flat, while steady demand for uncoated mechanical paper allowed modest price increases for machine finished hi-brite grades. Demand and prices for directory paper were stable, while increasing corrugated box demand and low inventories helped boost kraft paper prices late in the quarter. Pulp demand remained largely unchanged while quarter over quarter prices increased slightly.

While US newsprint consumption declined further due to decreases in ad lineage, circulation and average basis weights, foreign exchange and energy pressures continued to put upward pressure on pricing.

“With US newsprint consumption continuing to decline, we see our shift to higher-value specialty papers as the prudent step to take,” said Horner. “We are well positioned to cope with continued reductions in newsprint demand and we have the flexibility to switch grades quickly to keep step with market demand.”

Annual results for 2005 saw the company post a net loss of $25.6 million ($0.12 per common share) and an operating loss of $25.1 million on sales of $1,823.9 million. This compares with a net loss of $28.6 million ($0.13 per common share) and an operating loss of $31.3 million on sales of $1,878.2 million for 2004.

The 2005 results included a $20.7 million ($0.10 per common share) after-tax foreign exchange gain on the translation of U.S. dollar debt, compared to an after-tax gain of $44.0 million ($0.21 per common share) for 2004. EBITDA for 2005 was $155.2 million, up from $152.8 million for 2004.

In 2006, the company will undertake its fifth consecutive annual performance improvement program. With a target of $70 million, the program will focus on energy efficiencies, productivity improvements and grade optimization to maximize profitability in a challenging economic environment.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a conference call with financial analysts and institutional investors on Thursday, Jan. 26, 2006 at 11 a.m. EDT, 8 a.m. PDT to present the company’s fourth-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated saving and cost reductions, capacity and capital expenditures. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:
Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212